SCHEDULE 13G
                    Under the Securities Exchange Act of 1934

                            (Amendment No.______ ) *


                         Marketing Worldwide Corporation
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                                (Name of Issuer)


                          Common Stock, par value $.001
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                         (Title of Class of Securities)


                                    57061T102
                      ------------------------------------
                                 (CUSIP Number)


                                 April 23, 2007
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             (Date of Event Which Requires Filing of this Statement)


         Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

         [ ]  Rule 13d-1(b)

         [X]  Rule 13d-1(c)

         [ ]  Rule 13d-1(d)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the ACT but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 5 pages

CUSIP No.        57061T102
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1.   Names of Reporting Persons.    Vision Opportunity Master Fund, Ltd.
     I.R.S. Identification Nos. of above persons (entities only).
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2.   Check the Appropriate Box if a Member of a Group (See Instructions)
     (a) [ ]
     (b) [ ]
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3.   SEC Use Only
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4.   Citizenship or Place of Organization

     Cayman Islands
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Number of               5.   Sole Voting Power             1,246,201
Shares Bene-            --------------------------------------------------------
ficially owned          6.   Shared Voting Power           0
by Each                 --------------------------------------------------------
Reporting               7.   Sole Dispositive Power        1,246,201
Person With:            --------------------------------------------------------
                        8.   Shared Dispositive Power      0
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9.  Aggregate Amount Beneficially Owned by Each Reporting Person

     1,246,201
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10.  Check if the Aggregate Amount in Row (9) Excludes Certain Shares
     (See Instructions)
                                                                             [ ]
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11.  Percent of Class Represented by Amount in Row (9)

     9.99%
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12.  Type of Reporting Person (See Instructions)*

     CO
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*   Adam Benowitz, in his capacity as Managing Member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

                                Page 2 of 5 pages

Item 1.

(a)      The name of the issuer is Marketing Worldwide Corporation (the
         "Issuer").
(b) The principal executive office of the Issuer is located at 2212 Grand Commerce Drive, Howell, Michigan 48855.

Item 2.

(a)      Vision Opportunity Master Fund, Ltd. (the "Filer")
(b) The Principal Business Office of the Filer is 20 West 55th Street, 5th Floor, New York, New York 10019.
(c) For citizenship information see item 4 of the cover sheet of each Filer.
(d)      This Statement relates to the Common Stock of the Issuer.
(e)      The CUSIP Number of the common stock of the Issuer is 57061T102.

Item 3.  If this statement is filed pursuant to 240.13d-1(b), or 240.13d-2(b) or
         (c), check whether the person filing is a:

(a) [ ]  Broker or dealer registered under section 15 of the Act (15 U.S.C.
         78o).
(b) [ ]  Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c) [ ]  Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C.
         78c).
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e) [ ]  An investment adviser in accordance with 240.13d-1(b)(1)(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with 240.13d-1(b)(1)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G);
(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j) [ ]  Group, in accordance with 240.13d-1(b)(1)(ii)(J);

Not applicable.

Item 4.  Ownership.

See Items 5-9 and 11 on the cover page for each Filer. Percentages are based upon 11,228,280 shares of Common Stock outstanding as of February 11, 2007 as reported in the Issuer's quarterly report on Form 10-QSB for the quarterly period ended December 31, 2006.

On April 23, 2007, the Reporting Person acquired the following securities from the Issuer in a private placement transaction: (a) 3,500,000 shares of Series A Convertible Preferred Stock convertible into 7,000,000 shares of Common Stock;
(b) a Series A Warrant to purchase 3,500,000 shares of Common Stock expiring April 23, 2012 at an exercise price of $0.70 per share; (c) a Series B Warrant to purchase 3,500,000 shares of Common Stock expiring April 23, 2012 at an exercise price of $0.85 per share; (d) a Series C Warrant to purchase 3,500,000 shares of Common Stock expiring April 23, 2012 at an exercise price of $1.20 per share; (e) a Series J Warrant to purchase 5,000,000 shares of Common Stock expiring June 23, 2008 at an exercise price of $0.70 per share; (f) a Series D Warrant to purchase 2,500,000 shares of Common Stock expiring June 23, 2012 at an exercise price of $0.70 per share; (g) a Series E Warrant to purchase 2,500,000 shares of Common Stock expiring June 23, 2012 at an exercise price of $0.85 per share; and (h) a Series F Warrant to purchase 2,500,000 shares of Common Stock expiring June 23, 2012 at an exercise price of $1.20 per share.

The Series A Convertible Preferred Stock, Series A Warrant, Series B Warrant, Series C Warrant, Series J Warrant, Series D Warrant, Series E Warrant and Series F Warrant are exercisable into shares of Common Stock at any time at the option of the Reporting Person. Pursuant to the terms of the transaction documents relating to the purchase of the foregoing securities, the Reporting Person may not acquire shares of Common Stock upon conversion of the Series A Preferred Stock or upon exercise of any such warrants to the extent that, upon conversion or exercise, the number of shares of Common Stock beneficially owned by the Reporting Person and its affiliates would exceed 9.99% of the issued and outstanding shares of Common Stock of the Issuer.

Adam Benowitz, in his capacity as managing member of the Reporting Person, has ultimate dispositive power over the shares held by the Reporting Person. Mr. Benowitz disclaims beneficial ownership of the shares disclosed herein.

                                Page 3 of 5 pages

Item 5.  Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

         Not applicable.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         Not applicable.

Item 8.  Identification and Classification of Members of the Group

         Not applicable.

Item 9.  Notice of Dissolution of Group

         Not applicable.

Item 10. Certification

(a)      Not applicable.

(b) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                Page 4 of 5 pages

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:   May 15, 2007


VISION OPPORTUNITY MASTER FUND, LTD.


By: /s/ ADAM BENOWITZ
    ---------------------------
    Name:  Adam Benowitz
    Title: Managing Member


                                Page 5 of 5 pages